Suite 3120 - 666 Burrard Street Vancouver, British Columbia Canada V6C 2X8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com

Shares Listed: Toronto Stock Exchange - Ticker Symbol – ARZ

NYSE Amex – Ticker Symbol – AZK

U.S. Registration: (File 001-31893)

News Release Issue No. 28 - 2010

October 22, 2010

FOR IMMEDIATE RELEASE

AURIZON REPORTS THIRD QUARTER 2010 OPERATING RESULTS AND PROVIDES NOTICE OF THIRD QUARTER 2010 FINANCIAL RESULTS AND CONFERENCE CALL

Aurizon Mines Ltd.  (TSX: ARZ; NYSE Amex: AZK) reports operating results for the third quarter of 2010 and provides the production outlook for the remainder of the year.

Aurizon plans to release its 2010 Third Quarter financial results before market open on Thursday, November 4, 2010 and management will host a conference call and live webcast that same day at 8:00 a.m. Pacific Standard Time (11:00 a.m. Eastern Standard Time) to allow analysts and shareholders the opportunity to hear management discuss the Company's quarterly results.

Third Quarter Production Results

Gold production for the third quarter of 2010 totaled 29,905 ounces from the processing of 169,913 tonnes at an average grade of 6.15 grams of gold per tonne, compared to ore grades of 7.0 grams of gold per tonne in the first half of 2010.  As a result of the lower ore grades in the third quarter of 2010, mill recoveries were 89%, compared to 90.7% in the first half of 2010.

Challenging ground conditions in a localized area of Zone 113 resulted in changes to the mining sequencing, which adversely impacted expected ore grades.  Additionally, as a result of the reduced availability of underground mining equipment due to mechanical issues, daily ore throughput decreased to 1,847 tonnes per day in the third quarter, compared to 2,005 tonnes per day in the second quarter of 2010.  An independent study of maintenance practices and an evaluation of equipment replacement has been initiated to address this issue.  Additional mining equipment was acquired in October to improve productivity.

Total cash costs were US$604 per ounce in the third quarter, compared to US$520 per ounce in the first half of 2010, primarily due to lower ore grades and higher unit mining costs.  Unit operating costs on a Canadian dollar per tonne basis were $112 per tonne compared to $107 per tonne in the first half of 2010.  Anticipated higher ore throughput for the balance of the year should reduce costs to approximately $110 per tonne in the fourth quarter.

Fourth Quarter Production Outlook

Based upon results for the first nine months and the revised mine plan for the balance of 2010, Casa Berardi production guidance has been lowered to 140,000 – 145,000 ounces, compared to previous guidance of 145,000 – 155,000 ounces of gold.  Total cash costs for the full year are now estimated at approximately US$535 per ounce, assuming a Canadian dollar exchange rate of 1.01 against the U.S. dollar for the balance of the year, compared to previous guidance of US$500 per ounce at an exchange rate of 1.03.

Beginning in 2011 through 2013, annual gold production of 160,000 to 170,000 ounces is anticipated at total cash costs approximating US$450 per ounce, as the mine plan includes more areas containing material with the average underground reserve grade of approximately 8 grams of gold per tonne.  It is anticipated that future mine plans will incorporate the results of the extensive drill programs currently in progress.

Aurizon Mines Ltd.
News Release – October 22, 2010

Aurizon Reports Third Quarter 2010 Operating Results and

Provides Notice of Third Quarter 2010 Financial Results and Conference Call

Quality Control

Information of a scientific or technical nature in this news release was prepared under the supervision of Martin Bergeron, P.Eng., Vice President, Operations and a qualified person under National Instrument 43-101.

Non GAAP Information

Aurizon has included non-GAAP performance measures of total cash costs per ounce of gold and unit operating costs per tonne in this release.  Aurizon reports total cash costs on a sales basis.  In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure.  The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.  Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.  Total cash costs per gold ounce are derived from amounts included in the statements of earnings and include mine site operating costs such as mining, processing and administration, but exclude amortization, reclamation costs, financing costs and capital development costs.  The costs included in the calculation of total cash costs per ounce of gold are reduced by silver by-product sales and then divided by gold ounces sold and the average Bank of Canada Cad$/US$ exchange rate.

Unit operating costs per tonne is a non-GAAP measure and may not be comparable to data prepared by other gold producers.  The Company believes that this generally accepted industry measure is a realistic indication of operating performance and is useful in allowing year over year comparisons.  Unit operating costs per tonne is calculated by adjusting operating costs as shown in the Statement of Earnings for inventory adjustments and then dividing that by the tonnes processed through the mill.

Forward-looking Information

Estimates regarding production, costs and expected recoveries at Casa Berardi in 2010 constitutes 'forward-looking information' within the meaning of applicable securities regulations in Canada and the United States and will be updated if required under applicable securities legislation. This information is provided as general guidance only and is based on assumptions and subject to risks as described below under Forward Looking Statements. Readers are cautioned that actual results may vary from the forward-looking information disclosed.

Details of Third Quarter Conference Call and Webcast

Aurizon management has scheduled a conference call and live webcast on Thursday, November 4, 2010 at 8:00 a.m. Pacific Standard Time (11:00 a.m. Eastern Standard Time) to allow analysts and shareholders the opportunity to hear management discuss the Company’s quarterly results.  You may access the call by dialing into the Toll Free # at 1-877-407-8031 or the International # at 1-201-689-8031.

The call is being webcast by Vcall and can be accessed on Aurizon’s website at www.aurizon.com or enter the following URL into your browser: www.investorcalendar.com/IC/CEPage.asp?ID=162119.  Investors can also access the webcast at www.InvestorCalendar.com.  Those who wish to listen to a recording of the conference call at a later time may do so by calling the Toll Free # at 1-877-660-6853 or International # at 1-201-612-7415 (Replay Passcodes: Account # 286 and Conference ID # 358998).
A replay of the call will be available until Thursday, November 11, 2010.

About Aurizon

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions. Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE Amex under the symbol "AZK". Additional information on Aurizon and its properties is available on Aurizon's website at www.aurizon.com.

Aurizon Mines Ltd.
News Release – October 22, 2010

Aurizon Reports Third Quarter 2010 Operating Results and

Provides Notice of Third Quarter 2010 Financial Results and Conference Call

For more information, please contact:

AURIZON MINES LTD
David P. Hall, President and C.E.O.
Ian S. Walton, Executive Vice President and C.F.O.
Telephone: (604)687-6600
Toll Free: 1-800-411-GOLD (4653)
Fax: (604) 687-3932
Email: info@aurizon.com Website: www.aurizon.com
or
Renmark Financial Communications Inc.

1550 Metcalfe, Suite 502
Montreal, QC
H3A 1X6
Barry Mire: bmire@renmarkfinancial.com
Maurice Dagenais: mdagenais@renmarkfinancial.com

Media: Lynn Butler: lbutler@renmarkfinancial.com

Tel: (514) 939-3989 Fax: (514) 939-3717

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities regulations in Canada and the United States (collectively, "forward-looking information"). The forward-looking information contained in this news release is made as of the date of this news release. Except as required under applicable securities legislation, the Company does not intend, and does not assume any obligation to update this forward-looking information. Forward-looking information includes, but is not limited to, statements regarding the Company's expectations and estimates as to future gold production, total cash costs per ounce, onsite mining, milling and administration costs and sustaining capital expenditures at Casa Berardi, and the Company's planned programs on its Casa Berardi project for 2010 and beyond. In addition, forward-looking information includes statements with respect to anticipated effects of drill results, timing and expectations of future development, exploration, and work programs. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "believes", or the negatives thereof or variations of such words and phrases or statements that certain actions, events, or results "may", "could", "would", "might", or "will", be taken, occur or be achieved. The forward-looking information expresses, as at the date of this news release, the Company's plans, estimates, forecasts, and expectations, as to future events or results and are based on certain assumptions that the Company believes are reasonable, and the further assumptions that past operational performance will continue, there will be no material disruption in operations, demand for and the price of gold will be sustained or will improve, the supply of gold will remain stable, that the general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed on reasonable terms and that the Company will not experience any material accident, labour dispute, or failure of plant and equipment.

However, forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others, conclusions of economic evaluations, the risk that actual results of development and exploration activities will be different than anticipated, that cost of labour, equipment or materials will increase more than expected, that the future price of gold will decline, that the Canadian dollar will strengthen against the U.S. dollar, that mineral reserves and resources are not as estimated, that actual costs or actual results of reclamation activities are greater than expected; that changes in project parameters as plans continue to be refined may result in increased costs, of unexpected variations in mineral reserves and resources, grade or recover rates, of failure of plant, equipment or processes to operate as anticipated, of accidents, labour disputes and other risks generally associated with mining, unanticipated delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors and other risks more fully described in Aurizon's Annual Information Form filed with the securities commission of all of the provinces and territories of Canada and in Aurizon's Annual Report on Form 40-F filed with the United States Securities and Exchange Commission, which are available on Sedar at www.sedar.com and on Edgar at www.sec.gov/. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to not be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers are cautioned not to place undue reliance on forward-looking information due to the inherent uncertainty thereof.